REXAM

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02028194

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Securities & Exchange Commission
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19 March 2002

SUPPL

Dear Sirs

Rexam PLC
File No 82-3

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith

Jennifer Smith
Assistant Company Secretary

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109
www.rexam.com

REXAM

PRESS RELEASE

Rexam exits UK food flexibles business

Rexam PLC, the global consumer packaging company, announces that it has reached agreement to sell its two UK based food flexibles businesses to Amcor Flexibles UK Ltd for £11.2 million, subject to net asset and other adjustments. The transaction is subject to regulatory approval. The sale proceeds will be used to reduce debt.

The two businesses, based in Ledbury and Thetford, had a turnover of £42 million in 2001 and net assets of £15 million as at 31 December 2001.

Commenting on the sale, Rolf Börjesson, Rexam's Chief Executive, said: "Rexam is the No 1 in medical flexibles worldwide. The disposal sharpens the focus on our global medical packaging customers and on related pharmaceutical and personal care areas where we can leverage our technology in sterilisable barrier packaging."

18 March 2002

Enquiries

Rolf Börjesson, Chief Executive — 020 7227 4100
Michael Hartnall, Finance Director
Per Erlandsson, Director Corporate Communications

Financial Dynamics

Richard Mountain/David Yates — 020 7269 7291

Rexam is one of the world's top five consumer packaging groups and the world's No 1 beverage can maker. Its global operations focus on beverage packaging in metal, glass and plastic, and plastic packaging solutions for the beauty, healthcare, and food industries around the world. Within its consumer packaging activities, the Rexam Group employs some 21,000 people in around 20 countries worldwide and has an ongoing turnover of approximately £3.0 billion. Rexam shares trade on the London Stock Exchange under the symbol REX.
For further information, visit Rexam's website at www.rexam.com

02 [illegible]

Record year as Rexam completes transformation to Consumer Packaging

Rexam PLC, the global consumer packaging company, announces its full year audited results for the year ended 31 December 2001.

	2001	2000	Increase
Sales	**£3,488m**	£2,784m	+25%
Operating profit*	**£333m**	£278m	+20%
Profit before taxation*	**£218m**	£202m	+8%
Earnings per share*	**36.6p**	33.9p	+8%
Dividends per share	**15.9p**	15.1p	+5%

*before goodwill amortisation and exceptional items

Highlights

- Record level of operating profit, benefiting from higher volumes, acquisitions and continued efficiency programmes
- Free cash flow increased to £200 million, well up on last year
- Integration of American National Can yields synergies of £29 million – now targeting £35 million
- Sales and operating profit in Beverage Packaging increased 9% and 15% respectively on pro forma basis
- Turn around in Plastic Packaging with operating profit up 28% on a pro forma basis
- US based fragrance pumps business acquired for £75 million
- Total value of disposals now at £738 million (of £800 million target)

Commenting on the results, Jeremy Lancaster, Chairman of Rexam, said:
"Rexam is today a company with a clear focus on Consumer Packaging. We have returned a record year. Now we must concentrate on maximising the opportunity that we have created and on delivering increased levels of shareholder value. 2002 has started on course. A better pricing environment in the US beverage can market gives added encouragement for the year ahead and leaves us confident of the Group's future. "

Enquiries

Rexam PLC **020 7227 4100**
Rolf Börjesson, Chief Executive
Michael Hartnall, Finance Director
Per Erlandsson, Director Corporate Communications
Financial Dynamics **020 7269 7186**
David Yates, Richard Mountain

CHAIRMAN'S STATEMENT

A clear focus on Consumer Packaging

Since 1996 my annual letter to the shareholders has dealt largely with change, which is not surprising as only about a quarter of our original Rexam businesses remain with us today. Now, however, our strategic transformation is essentially complete. Today we are a company with a clear focus on Consumer Packaging. Last year I reported on the successful integration of PLM. This year the spotlight was on the American National Can (ANC) operations which we acquired in mid 2000.

We estimated that synergies from the ANC acquisition would reach £30 million by the end of 2002. We are well ahead of our original goal having achieved £23 million in 2001 to add to the £6 million reported in 2000. We are confident that there is more to come and are now projecting £35 million. The acquisition has met its earnings enhancing target before goodwill in year one, as predicted, and is expected to cover the cost of capital next year. The beverage can business is now a genuine global leader in its sector. The transformation is a credit to the management team and, indeed, the whole beverage can organisation.

Group performance

Rexam's earnings performance in 2001 was in the main very satisfactory. Our Beverage Packaging business reported good figures, while the Plastic Packaging business made an encouraging comeback after a weak 2000. The tragic events of September 11 had a marginal overall effect on Group figures, although the beauty market did experience a sudden slowdown in the US, and to a lesser extent in Europe. The effect was compounded by a marked fall off in duty free sales.

Group sales improved to £3,488 million from £2,784 million. Adjusted for the effect of acquisitions and foreign exchange movements this represents an increase of 5%. Profit before tax and before goodwill amortisation and exceptional items rose by 8% to £218 million from £202 million, attributable mainly to higher volumes and improved efficiencies. Earnings per share before goodwill amortisation and exceptional items was up 8% to 36.6 pence compared with 33.9 pence last year. The Group generated strong free cash

flow. This year's £200 million is well up on the figure for 2000, due to exceptionally good working capital performance.

I am pleased to report exceptional gains from the sale of businesses, although the final exceptionals total was reduced by restructuring charges and a write down of fixed assets.

Beverage Packaging

Sales in Beverage Packaging increased to £2,306 million from £1,229 million in 2000, while operating profit rose to £214 million from £107 million coming mainly from the full year effect of the ANC acquisition, increased volumes and synergies. A strong performance in beverage cans in the Americas, especially Brazil, was supported by good returns in Europe. The ANC acquisition gave us access to growth markets in southern Europe. Russia, where we have the world's most modern can making plant, showed signs of improvement after three difficult years.

Glass experienced another tough year but our focus on cost containment and added value products mitigated the effects. Overcapacity continues to affect our sales prices in continental Europe, while the strength of sterling favoured low price imports into the UK with a subsequent effect on our sales.

Plastic Packaging

We group our products for the beauty, healthcare and food packaging markets under the Plastic Packaging banner. After a poor performance in 2000, especially by our UK operations, we started the turnaround of the business. Sales were up 7% at £725 million, compared with last year's £677 million and profit advanced to £50 million from £38 million, attributable to pricing, volume and improved efficiencies. The fact that one of the Plastic Packaging buisnesses was singled out for Rexam's own Best Performance Award 2001 is indicative of the change that is taking place. The actions that we have taken and our strong positions in our various market segments should see this positive trend continue.

Focus on cost

As in past years, we continued our aggressive and far reaching programmes to establish leaner structures and improve efficiencies in all our businesses. There

were exceptional charges of £35 million covering the ANC integration as well as capacity reductions chiefly in our Glass and Plastic Packaging operations.

Non packaging businesses

Two non packaging businesses remain within Rexam and both are in the process of being divested. Combined they provided little return in 2001. Rexam Image Products had a very poor year as a result of the sharp downturn in the US electronics and media businesses. We have provided an exceptional £4 million for restructuring costs and taken a fixed asset impairment charge of £63 million. TBS Engineering, which manufactures battery assembly machines, returned another excellent year.

Disposals and acquisitions

In line with our strategy to focus on Consumer Packaging and niche markets where we can attain leading positions, we divested a number of businesses during 2001. Rexam DSI and Rexam Release were sold in the first half of the year for £181 million and MiTek in July for £256 million. Later in the year, our flexible plastic business in Lakeville, Minnesota, was sold for £8 million. Pursuant to our undertakings to the European Commission on the acquisition of ANC, we divested three beverage can making plants for a total of £85 million, of which £40 million is deferred consideration. In addition we also sold our joint ventures in Japan and the US for a total of £33 million.

We took the opportunity to consolidate our European position in plastic containers and beverage cans. In September we acquired a Danish plastic packaging operation for £16 million. In October we acquired a beverage can plant in the Czech Republic near Prague for £16 million.

New placing finances acquisitions

In December we announced the acquisition of a US based fragrance pumps business for £75 million, which was completed in January 2002. It was financed through a placing of 31 million new ordinary shares, representing 7.8% of Rexam's then issued ordinary share capital, which raised £107million after costs. It was the first public equity issue made by the Group since 1993. The balance of the funds raised was used to finance the acquisitions of the Danish and Czech businesses.

Significant debt reduction

Debt reduction was one of management's principal objectives in 2001. We have now divested the vast majority of the businesses earmarked for sale for a total value of £738 million of the £800 million that we estimated for the period 2000 and 2001. The proceeds from the disposals, together with the strong underlying cash flow, have been used to pay down Rexam's borrowings. Debt at the year end was appreciably lower than projected at £1,361 million. Gearing, which was over 300% at the end of 2000 dropped to138% at the end of 2001. Although debt increased by £75 million in January 2002, following the completion of the US fragrance pumps acquisition, we anticipate a reduction later in the year as further disposals are completed.

Dividends

For the year 2001, the Board is proposing a final dividend payment of 9.2 pence. This will mean 15.9 pence for the year, which is an increase of 5.3% on last year. Subject to shareholder approval at the 2002 Annual General Meeting, the dividend will be paid on 5 June 2002 to holders of ordinary shares registered on 10 May 2002.

Looking forward

We shall continue to focus on cash generation, paying down debt and improving the performance of the Group as a whole. In the last six years we have set down some solid roots in Consumer Packaging. Now we must concentrate on maximizing the opportunity that we have created and on delivering increased levels of shareholder value. 2002 has started on course. A better pricing environment in the US beverage can market gives added encouragement for the year ahead and leaves us confident of the Group's future.

Jeremy Lancaster
Chairman
7 March 2002

OPERATING AND FINANCIAL REVIEW

STRATEGY

Rexam's strategy is to continue its development as a focused Consumer Packaging company. The acquisition of American National Can (ANC) in 2000 following the purchase of PLM in 1999 resulted in Rexam becoming the fifth largest consumer packaging company in the world and the biggest global provider of beverage cans. As our customers and international markets grow, it becomes necessary for Rexam to play an active part in the consolidation process, thereby ensuring effective and efficient customer service.

Over the years as the Group has reshaped, most non core businesses have been sold to fund the acquisition programme. These disposals are substantially complete, allowing management time and resource to grow and improve the core beverage and plastic packaging businesses.

BUSINESS AND CHARACTERISTICS

Rexam's principal business is Consumer Packaging, which has the following business and financial characteristics:

Sales

The long term growth rate of sales volume for the company and the consumer packaging industry is typically 3% to 5% per annum. Most of Rexam's Consumer Packaging is sold into the beverage, beauty, healthcare and food markets, which are largely non-cyclical. Substitution of packaging products tends to occur slowly and is not perceived to be a significant business risk in the short term.

Customers and competitors

The majority of Rexam's sales are made to large international consumer products companies who are growing their businesses on a global basis. They are demanding customers who typically need packaging partners to support their geographic and product expansion programmes. Rexam and its competitors have responded by consolidating and offering a broader product range to those customers. Further consolidation of the industry can be anticipated.

Financial

Typical operating margins for the consumer packaging industry are in the range 8% to 11% with a high degree of sustainability. There is no indication that margins will change significantly in the future. Rexam is essentially a converter of raw materials. In most years it has been possible, where necessary, to pass raw material cost increases and decreases to the customer by adjusting selling prices. There is no expectation that this pattern of trading is likely to change, although the rapid rise in raw material and energy costs in 2000 did cause some short term changes to profits.

Rexam has had a strong and consistent cash flow as discussed in "Historic performance" below, and this is expected to continue. The strong cash flow has enabled the Board to pursue a policy of paying around 50% of attributable profit as dividends.

HISTORIC PERFORMANCE

The following table, starting in 1996 when a change of top management took place, shows the Group's historic performance before goodwill amortisation and exceptional items.

	2001	2000	1999	1998	1997	1996
	£m	£m	£m	£m	£m	£m
Sales	**3,488**	2,784	2,389	1,923	2,045	2,379
Operating profit*	**333**	278	236	195	198	188
Profit before tax*	**218**	202	196	186	190	170
Basic earnings per share* (pence)	**36.6**	33.9	32.2	25.1	24.6	22.4

* Before goodwill amortisation and exceptional items

Much of the increased profitability has resulted from acquisitions, principally Der Kwei, PLM and, most recently, ANC. In addition, aggressive efficiency programmes have been implemented throughout the Sectors.

Over the past six years the Group has achieved strong cash flows and has returned substantial funds to shareholders by way of dividends and, in 1998, by a £255m return of capital.

	Free cash flow £m	Ordinary dividends £m	Business cash flow* £m	Dividends per share Pence
1996	137	(71)	66	14.1
1997 **	80	(71)	9	14.1
1998 **	92	(64)	28	14.1
1999 **	110	(56)	54	14.8
2000	105	(59)	46	15.1
2001	**200**	**(60)**	**140**	**15.9**
	724	(381)	343	

* Before acquisitions and disposals
** Adjusted for delayed dividend payments

Free cash flow was exceptionally buoyant during 2001 with working capital improving by £80m, as discussed in "Cash flow" below.

2001 PERFORMANCE

2001 was a strong trading year for the Group with good growth in sales, profits and earnings.

	2001 £m	2000 £m	Increase %
Sales	**3,488**	2,784	+25%
Operating profit*	**333**	278	+20%
Interest*	**(115)**	(76)	
Profit before tax*	**218**	202	+8%
Earnings per share* (pence)	**36.6**	33.9	+8%
Dividends per share (pence)	**15.9**	15.1	+5%

* Before goodwill amortisation and exceptional items

Profit before tax of £218m from normal activities has to be adjusted by deducting £67m for goodwill amortisation and adding a gain of £78m for exceptional items to give a Group profit before tax of £229m (2000: £60m). Further information on goodwill can be found in Note 6 on page 34.

There have been significant changes to the Group's portfolio of businesses during the past two years. ANC was purchased in July 2000 for £1.5 billion and a number of disposals have been made to finance this major acquisition. This Review includes tables of sales, operating profit and a segment analysis showing the core Consumer Packaging business on a pro forma basis, with the objective of giving shareholders a fuller explanation of the Group's activities. For this purpose, acquisitions have been adjusted to a comparable base, while disposals have been classified to either "Disposals and businesses for sale" or "Discontinued operations".

The underlying performance of the core Consumer Packaging businesses has been very encouraging during the year, as follows:

Sales growth	+ 8%
Operating profit growth	+ 16%

Both Beverage Packaging and Plastic Packaging showed a strong performance, with Beverage Packaging being enhanced by synergies from the successful integration of ANC.

The major disappointment in the year has been Rexam Image Products, which recorded a loss in the year as discussed in "Disposals and businesses for sale and discontinued operations" below.

EXCHANGE RATES

Movements of foreign exchange rates can have a significant impact upon the translation of Rexam's results into sterling as about 85% of the Group's business is conducted overseas. Sterling weakened slightly on average against the US dollar and the euro in 2001, which resulted in an overall improvement in Group sales of £68m and operating profit of £6m. The principal exchange rates used are given in Note 1 on page 29.

Changes in exchange rates on business transactions during the year had no significant impact upon Group profits.

SALES

Sales from the core Consumer Packaging business rose 8% (5% adjusted for currency fluctuations) and were somewhat above internal expectations. The beverage can business, in particular, was robust in both North America and Europe. Most of the gain came from improved volumes rather than pricing.

		£m	Increase %
Sales reported 2000		2,784	
Disposals and planned disposals		(878)	
Ongoing operations 2000 reported in 2001		1,906	
Impact of acquisitions		898	
Ongoing operations 2000 pro forma basis		2,804	
Currency fluctuations	78		
Improved sales	149		
		227	+8%
Ongoing operations reported 2001		**3,031**	

OPERATING PROFIT

Profit performance from the core businesses was excellent in 2001, with an improvement of 16% (14% adjusted for currency fluctuations). Profit improvement was principally due to increased volume, efficiencies and synergies from the ANC integration programme. The tables and discussion of operating profit that follows are based upon operating profit before goodwill amortisation and exceptional items.

		£m	Increase %
Operating profit reported 2000		278	
Disposals and planned disposals		(98)	
Ongoing operations 2000 reported in 2001		180	
Impact of acquisitions		76	
Ongoing operations 2000 pro forma basis		256	
Currency fluctuations	5		
Improved operating profit (see below)	36		
		41	+16%
Ongoing operations reported 2001		**297**	

Unfortunately, it was not possible to increase prices sufficiently to cover all inflationary cost increases.

	£m
Prices and costs	(32)
Volume increases	38
Efficiency savings	28
Retirement benefits change	2
Improved operating profit	36

SECTOR PERFORMANCE

Segment analysis	**2001 Sales £m**	**2001 Profit £m**	**2001 ROS %**	2000 Sales £m	2000 Profit £m	2000 ROS %
Beverage Packaging	**2,306**	**214**	**9.3**	2,120	186	8.8
Plastic Packaging	**725**	**50**	**6.9**	684	39	5.7
Consumer Packaging	**3,031**	**264**	**8.7**	2,804	225	8.0
Retirement benefits	**-**	**33**		-	31	
Ongoing operations*	**3,031**	**297**	**9.8**	2,804	256	9.1
Impact of acquisitions	**-**	**-**		(898)	(76)	
Discontinued and disposals	**457**	**36**	**7.9**	878	98	11.2
	3,488	**333**	**9.5**	2,784	278	10.0

* Ongoing operations 2000 on a pro forma basis

Beverage Packaging

	2001	2000	**Pro forma 2000**	Pro forma increase
Sales	**£2,306m**	£1,229m	**£2,120m**	+ 9%
Operating profit	**£214m**	£107m	**£186m**	+15%
Return on sales	**9.3%**	8.7%	**8.8%**	

The beverage can business was strong during the year, with increased volumes in both Europe and North America. In addition to a good summer in Europe, demand was robust during the final quarter of the year which enabled plants to work at close to full capacity in what is normally the seasonal downturn.

	Sales £m	Operating profit £m	Return on sales %
6 months to 30 June 2000 *	1,037	94	9.1
6 months to 31 December 2000 *	1,083	92	8.5
6 months to 30 June 2001*	1,136	101	8.9
6 months to 31 December 2001	1,170	113	9.7

* On a pro forma basis

The integration of ANC continued successfully during the year and the process is now largely complete. The synergies realised to date from the integration are £29m, compared with the original target of £30m by the end of 2002. Of this total £6m was realised in 2000 and £23m in 2001. Rexam expects that additional synergies of £6m will arise during the coming year.

Beverage can pricing in the United States declined in 2000, a process that continued until the second quarter of 2001. Although prices started to move ahead modestly from then, the overall impact of pricing was negative for the year. Capacity has now been removed by the industry (Rexam has closed two plants during the year) resulting in a better balance between supply and demand. This has enabled Rexam to negotiate some price increases, which will become effective in 2002, thereby reversing the downward pricing spiral experienced by the industry for a number of years. Pricing in Europe was generally flat, with improved profits coming from better volumes.

Sales and operating profit from the Glass Sector were little changed from the previous year. The industry continues to suffer from excess capacity, which tends to weaken pricing. Accordingly, Rexam has begun to take out capacity from two of its plants, for which an exceptional restructuring charge has been made in 2001.

Plastic Packaging

	2001	2000	**Pro forma 2000**	Pro forma increase
Sales	**£725m**	£677m	**£684m**	+ 6%
Operating profit	**£50m**	£38m	**£39m**	+28%
Return on sales	**6.9%**	5.6%	**5.7%**	

2001 saw a good recovery in Plastic Packaging, which in the previous year had experienced sharp price increases in raw materials, particularly in the second half.

	Sales £m	Operating profit £m	Return on sales %
6 months to 30 June 2000 *	338	23	6.8
6 months to 31 December 2000 *	346	16	4.6
6 months to 30 June 2001*	369	23	6.2
6 months to 31 December 2001	356	27	7.6

* On a pro forma basis

During the year prices declined and management have been able to pass on earlier raw material cost increases to customers thereby restoring margins to more normal levels. Volume growth in the Beauty Sector was only 3%, well below the 7% to 9% seen in previous years. The airport lounge sales in the final quarter saw a marked downturn following the events of September 11. In addition, customers destocked a number of product lines. Elsewhere volume growth was satisfactory, although there was some loss of business when our plant producing hospital pouches in the United Kingdom closed and production was transferred to France. As the industry continues to experience excess capacity Rexam has instituted a rationalisation programme and is

closing plants as necessary. This matter is further discussed in "Exceptional items" below. Overall, a satisfactory year with a good recovery in margins to 6.9%.

Disposals and businesses for sale and discontinued operations

	2001	2000
Sales	**£457m**	£878m
Operating profit	**£36m**	£98m
Return on sales	**7.9%**	11.2%

During the past two years Rexam has undertaken an extensive programme of disposals to finance the acquisition of ANC. Most businesses within the Coated Films and Papers, the Building and Engineering and the Printing Sectors and some peripheral packaging businesses have now been sold. It is therefore not practical to make a comparison between the performance of the last two years. MiTek, DSI and Release were all sold during 2001. They performed satisfactorily during their ownership by Rexam. The sale of these and other businesses resulted in an exceptional profit of £180m. Further details are shown in "Disposals" and "Exceptional items" below.

Two businesses remain unsold. TBS Engineering, which makes machinery for assembling batteries, had a very strong performance in 2001 as both the automotive and telecom markets, its primary source of customers, were buoyant. However, order intake has now weakened significantly and Rexam expects lower profits in the coming year, which makes disposal of the company rather more challenging. Rexam remains confident about the long term performance of the business which is well managed and has a strong market position.

Image Products is more problematic. After a good performance in 2000, order intake weakened significantly during the year and demand remains depressed. The business fell into loss and there was an exceptional charge for redundancies and restructuring. Rexam has reviewed the value of the fixed assets and an impairment charge of £63m has been made to reflect better the loss of value of the business. In spite of difficult trading conditions, management have remained loyal and supportive and are working to improve

the fortunes of the business. Rexam remains committed to selling the business as soon as practicable.

INTEREST AND INTEREST COVER

Interest for the year increased significantly to £115m (2000: £76m before exceptional interest) as a result of the acquisition of ANC in July 2000. Interest in the first half of the year was £62m but reduced in the second half to £53m; the decline was due to the receipt of the proceeds from the disposal programme and lower interest rates. Rexam expects a further decline in interest during the coming year as additional businesses have now been sold.

Interest cover (operating profit before goodwill amortisation and exceptional items divided by interest) for the year was 2.9 but in the second half of the year it improved to 3.2. Interest cover remains Rexam's principal financial measure with regard to borrowing levels. The target is to return to above 4.0 and the expectation is to be in the 3.5 to 4.0 range during 2002 following the reduction in borrowings.

TAXATION

The charge for taxation during the year was £66m or 30% of profit before tax, goodwill amortisation and exceptional items. This is in line with recent years and a similar rate is expected in 2002. Due to tax losses available and timing differences following the acquisition of ANC, the tax paid was £38m or 17% of profit before tax, goodwill amortisation and exceptional items.

Looking to the future, Rexam anticipates that tax payments for the next two years will be in the region of 23% to 26% of profit before tax, goodwill amortisation and exceptional items, although tax projections are inherently difficult to make.

The Group will in 2002 adopt the new accounting standard for taxation, FRS19 "Deferred taxation". This standard requires companies to account for deferred taxation on a full deferral basis for the first time in many years. Rexam does not anticipate that the new standard will make a material difference to the tax charge in 2002.

RETIREMENT BENEFITS

Profit and loss account

Accounting standard SSAP24, "Accounting for pension costs" used by British companies for many years, allows interest on pension fund surpluses and retirement medical liabilities to be credited or charged to the profit and loss account together with the amortisation of the surpluses and liabilities over the service lives of current employees. Consequently, during the year the profit and loss account received a net credit of £33m which, to improve clarity for the reader, is shown separately in the segment analysis in Note 2 on pages 29 to 31.

	2001	2000
	£m	£m
Interest and amortisation of variations:		
Pension schemes	**52**	45
Retirement medical schemes	**(19)**	(10)
Shown in segment analysis	**33**	35

In 2002, Rexam will continue to use SSAP24 and the triennial valuations prepared in 2000. The profit benefit in 2002, subject to minor variations, should again be about £33m.

New accounting standard - FRS17 "Retirement benefits"

Rexam will fully adopt FRS17 in 2003. In common with many other companies, Rexam's accounts will significantly change as a result of adopting FRS17. The credit to operating profit of £33m in 2001 will be replaced by a credit or charge within the interest account. The interest calculation will be based upon the market value of the assets and liabilities of the various schemes at the beginning of each year. As most commentators have pointed out, it is possible that the interest account will show greater volatility from year to year as market values change.

Based upon the 2000 triennial valuations, Rexam's profit and loss account in 2003 would show a credit of about £10m to £13m. It is possible that this credit may become a charge if market values change.

Obviously, these accounting changes will not alter the fundamental economic issues within the pension schemes themselves. On the advice of Rexam's actuaries, the schemes are expected to remain in surplus such that Rexam expects to benefit from a substantial cash pension holiday subject to the outcome of the next actuarial valuations in 2003. The pension holiday in 2001 was £19m, as shown in Note 7 on page 35. Full contributions will recommence at some point, although the exact timing depends upon market movements in the years ahead.

ACQUISITIONS

Acquisition activity in the year was comparatively modest, after the significant purchase of ANC in the previous year. Beverage can and plastics plants were purchased to strengthen Rexam's position in its core markets.

	2001 £m
Beverage can plant in the Czech Republic	16
Plastic containers plant in Denmark	16
ANC acquisition costs	12
Other acquisitions and costs	11
Total cash cost of acquisitions	55

In December, Rexam announced that it had reached agreement to acquire a fragrance pumps business, based in the United States, for £75m. This transaction, which was completed in January 2002, provides an excellent product, customer and geographic fit for the Rexam pumps business based in France.

EQUITY ISSUES

In December 2001, the Group issued 31million new ordinary shares at a price of 350p per share and raised £107m of equity, after expenses, to fund the acquisitions discussed above. The exercise of share options generated a further £8m of equity in the year.

DISPOSALS

In 2000 Rexam announced it would sell its Coated Films and Paper, Building and Engineering and Printing Sectors to partially finance the acquisition of ANC, at a cost of £1.5 billion, which was purchased entirely with borrowings. A target of £800m was set for disposals. The following table shows that progress towards this goal has largely been completed.

	£m	£m
2000		163
2001		
MiTek	256	
Coated Films and Papers	181	
Can and plastics businesses	86	
Costs	(6)	
		517
		680
2002 and future periods (transactions already announced)		
Gelsenkirchen (deferred element £37m)	40	
Combibloc	15	
MiTek (deferred element)	3	
		58
		738

As discussed above, Rexam hopes to complete the disposal process during 2002 and continues to target total proceeds of £800m.

EXCEPTIONAL ITEMS

During the year the integration of ANC was largely completed. This programme included plant and office closures and various redundancy programmes. These items, together with some reduction in capacity in the Glass business, totalled £18m. Plastic Containers, part of Plastic Packaging, encountered very difficult trading conditions during 2000. The industry in which it operates experienced significant overcapacity and was also affected by large increases in resin prices. Also a large proportion of the business is based in the United Kingdom and is now rather uncompetitive due to the strength of sterling. A rationalisation programme was instituted during the second half of 2001 and will be completed in the next few months. The total cost of this programme is £17m, of which £8m will be cash.

A number of sizeable businesses were sold during the year, resulting in an exceptional profit of £180m.

	£m	£m
Restructuring costs		
Ongoing operations		
Beverage Packaging:		
ANC integration, capacity reduction and cost reduction initiatives, also Glass capacity reduction	(18)	
Plastic Packaging:		
Capacity reduction within Plastic Containers, principally in the UK, to improve competitiveness	(17)	
		(35)
Businesses to be sold		
Rexam Image Products:		
Redundancy and other costs	(4)	
Fixed asset impairment	(63)	
		(67)
Sale of businesses		
Profit on businesses sold	330	
Capitalised goodwill	(32)	
	298	
Goodwill previously eliminated which is reinstated for accounting purposes; it has no impact on shareholders' equity or borrowings	(118)	
		180
Exceptional profit before taxation		78

CAPITAL EXPENDITURE

Gross capital expenditure for the year was in line with expectations at £180m or 110% of depreciation. Rexam continues to plan on similar rates of investment for the foreseeable future. Disposals of assets and property during the year was £14m, bringing net capital expenditure to £166m.

	Capital expenditure £m	Depreciation £m	Ratio %
1999	155	145	107
2000	161	145	111
2001	**180**	**164**	**110**

CASH FLOW

Rexam achieved a record cash flow during the year with free cash flow increasing to £200m. The principal contributor to the improvement was a reduction in working capital at the year end of £80m, which is likely to be a one time benefit. Stocks were lower than usual due to strong sales and there were improvements in trade debtors and creditors. The Board expects free cash flow in 2002 to be at more normal levels. Tax payments were unusually low, as discussed in "Taxation" above.

	2001	2000
	£m	£m
Cash flow from operations after taxation interest and non equity dividends	**265**	245
Change in working capital	**80**	12
Capital expenditure (net)	**(166)**	(152)
	179	105
Proceeds from securitisation of debtors	**21**	-
Free cash flow	**200**	105
Equity dividends	**(60)**	(59)
Business cash flow	**140**	46
Acquisitions	**(55)**	(1,571)
Disposals	**517**	163
Cash flow	**602**	(1,362)
Currency fluctuations	**(19)**	(91)
Share capital changes	**116**	(1)
Net borrowings at the beginning of the year	**(2,060)**	(606)
Net borrowings at the end of the year	**(1,361)**	(2,060)

During 2001 Rexam instituted a programme to enable the trade debtors of some of its USA businesses to be securitised. This programme allows Rexam to benefit from attractive interest rates available from the US commercial paper markets. At the end of 2001 the programme only included the North American beverage can operations.

BALANCE SHEET AND BORROWINGS

	2001	2000
	£ m	£m
Intangible fixed assets	**1,196**	1,269
Other net assets	**1,151**	1,474
	2,347	2,743
Equity including minority interests	**986**	683
Net borrowings	**1,361**	2,060
	2,347	2,743
Gearing	**138%**	302%

At the end of 2000, following the acquisition of ANC for cash, the Group's gearing increased to 302%. As a result of the disposal programme, equity issuance and excellent cash flow during the year, net borrowings have reduced to £1,361m and gearing has dropped to 138%.

Debt increased in January 2002 by £75m for the acquisition of the US fragrance pumps business. While borrowings remain relatively high, there should be opportunities to reduce debt in the coming year from further disposals and cash generated from the business.

Currently, Rexam primarily finances its debt with two syndicated bank facilities. The first facility is for euro 2 billion which matures in 2005. The other facility was set up at the time of the ANC acquisition to finance the Group during the disposal programme and was initially for US $1.6 billion; it expires in October 2002. Borrowings under the latter facility are shown within "Borrowings: amounts falling due within one year" on the balance sheet.

During the final quarter of 2001, Rexam signed a Medium Term Note agreement to issue public debt to refinance its short term borrowings. It is the intention of the Board to issue notes under this programme which, together with the excess capacity on the longer term facility, will enable the short term US dollar facility to be fully repaid in advance of its expiry date.

SUMMARY

2001 was a very satisfactory year for the Group, with good growth in sales and profits. The integration of ANC has been successfully managed and the beverage can operation, in particular, can look forward to 2002 with optimism. The success of the disposal programme and strong cash flow has substantially improved the Group's balance sheet. Management can now concentrate on improving profits and cash flow from the core consumer packaging business, while searching for attractive bolt-on acquisitions.

Rolf Börjesson
Chief Executive

Michael Hartnall
Finance Director

7 March 2002

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended 31 December 2001

	Operations before goodwill and exceptional Items £m	Goodwill amortisation (Note 6) £m	Exceptional items (Note 3) £m	Total £m
Turnover (Note 2)				
Continuing operations	**3,352**	**-**	**-**	**3,352**
Discontinued operations	**136**	**-**	**-**	**136**
	3,488	**-**	**-**	**3,488**
Turnover of associates	**(101)**	**-**	**-**	**(101)**
	3,387	**-**	**-**	**3,387**
Operating expenses				
Continuing operations	**(2,944)**	**(66)**	**(102)**	**(3,112)**
Discontinued operations	**(110)**	**(1)**	**-**	**(111)**
	(3,054)	**(67)**	**(102)**	**(3,223)**
Operating profit (Note 2)				
Continuing operations	**307**	**(66)**	**(102)**	**139**
Discontinued operations	**26**	**(1)**	**-**	**25**
	333	**(67)**	**(102)**	**164**
Disposals of businesses	**-**	**-**	**180**	**180**
Profit on ordinary activities before interest	**333**	**(67)**	**78**	**344**
Interest	**(115)**	**-**	**-**	**(115)**
Profit on ordinary activities before taxation	**218**	**(67)**	**78**	**229**
Taxation on ordinary activities	**(66)**	**-**	**-**	**(66)**
Profit on ordinary activities after taxation	**152**	**(67)**	**78**	**163**
Equity minority interests				**(3)**
Profit for the financial year				**160**
Dividends on non equity shares				**(5)**
Profit attributable to ordinary shareholders				**155**
Ordinary dividends on equity shares				**(65)**
Retained profit for the financial year				**90**
Earnings per ordinary share (Note 5)				
Basic (pence)	**36.6**			**39.4**
Diluted (pence)	**35.3**			**37.9**
Dividends per ordinary share (pence) (Note 4)				**15.9**

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended 31 December 2000

	Operations before goodwill and exceptional items £m	Goodwill amortisation (Note 6) £m	Exceptional items (Note 3) £m	Total £m
Turnover (Note 2)				
Continuing operations	2,291	-	-	2,291
Discontinued operations	493	-	-	493
	2,784	-	-	2,784
Turnover of associates	(54)	-	-	(54)
	2,730	-	-	2,730
Operating expenses				
Continuing operations	(2,024)	(32)	(37)	(2,093)
Discontinued operations	(428)	(1)	-	(429)
	(2,452)	(33)	(37)	(2,522)
Operating profit (Note 2)				
Continuing operations	214	(32)	(37)	145
Discontinued operations	64	(1)	-	63
	278	(33)	(37)	208
Profit on fixed assets - discontinued operations	-	-	5	5
Disposals of businesses	-	-	(64)	(64)
Profit on ordinary activities before interest	278	(33)	(96)	149
Interest	(76)	-	(13)	(89)
Profit on ordinary activities before taxation	202	(33)	(109)	60
Taxation on ordinary activities	(61)	-	14	(47)
Profit on ordinary activities after taxation	141	(33)	(95)	13
Equity minority interests				(3)
Profit for the financial year				10
Dividends on non equity shares				(5)
Profit attributable to ordinary shareholders				5
Ordinary dividends on equity shares				(59)
Retained loss for the financial year				(54)
Earnings per ordinary share (Note 5)				
Basic (pence)	33.9			1.3
Diluted (pence)	33.0			1.3
Dividends per ordinary share (pence) (Note 4)				15.1

CONSOLIDATED BALANCE SHEET
As at 31 December

	2001 £m	2000 £m
Fixed assets		
Intangible assets	**1,196**	1,269
Tangible assets	**1,118**	1,308
Investments	**76**	109
	2,390	2,686
Current assets		
Properties surplus to requirements	**9**	3
Businesses held for resale	**-**	58
Stocks	**333**	408
Debtors receivable within one year	**472**	522
Less: proceeds from securitised debtors	**(21)**	-
	451	522
Debtors receivable after more than one year	**395**	370
Marketable securities and money market deposits	**23**	21
Cash at bank and in hand	**56**	90
	1,267	1,472
Creditors: amounts falling due within one year		
Borrowings	**(697)**	(164)
Other creditors	**(734)**	(748)
Net current (liabilities)/assets	**(164)**	560
Total assets less current liabilities	**2,226**	3,246
Creditors: amounts falling due after more than one year		
Borrowings	**(743)**	(2,007)
Other creditors	**(79)**	(33)
Provisions for liabilities and charges	**(418)**	(523)
	986	683
Capital and reserves		
Ordinary equity share capital	**277**	255
Non equity share capital	**89**	90
Called up share capital	**366**	345
Equity reserves:		
Share premium account	**490**	396
Capital redemption reserve	**279**	279
Profit and loss reserve	**(174)**	(359)
	961	661
Equity minority interests	**25**	22
	986	683

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 31 December

	2001 £m	2000 £m
Cash flow from operating activities	**528**	356
Returns on investments and servicing of finance		
Interest received	**20**	35
Interest paid	**(139)**	(96)
Commitment and facility fees paid on acquisition of ANC	**-**	(24)
Dividends paid to non equity shareholders	**(5)**	(6)
Dividends paid to minority shareholders	**-**	(1)
	(124)	(92)
Taxation paid	**(38)**	(56)
Capital expenditure and financial investment		
Purchase of tangible fixed assets	**(180)**	(161)
Purchase of other fixed asset investments	**(4)**	(35)
Sale of tangible fixed assets	**12**	9
Sale of other fixed asset investments	**1**	5
Sale of properties surplus to requirements	**2**	-
Sale of businesses acquired for resale	**13**	-
	(156)	(182)
Acquisitions and disposals		
Purchase of subsidiary undertakings	**(37)**	(610)
Sale of subsidiary undertakings	**458**	107
Sale of associates	**33**	-
	454	(503)
Equity dividends paid to ordinary shareholders	**(60)**	(59)
Cash flow before management of liquid resources and financing	**604**	(536)
Management of liquid resources		
Marketable securities and money market deposits	**(2)**	21
Financing		
Issue of ordinary share capital	**116**	2
Redemption of non equity B shares	**-**	(3)
Loans repaid	**(3,855)**	(3,322)
New loans	**3,114**	3,827
Capital element of finance leases	**(10)**	(3)
	(635)	501
Decrease in cash	**(33)**	(14)

RECONCILIATION OF OPERATING PROFIT TO CASH FLOW FROM OPERATING ACTIVITIES
For the year ended 31 December

	2001 Continuing Operations £m	2001 Discontinued Operations £m	2001 Total £m	2000 Continuing Operations £m	2000 Discontinued Operations £m	2000 Total £m
Operating profit	**139**	**25**	**164**	145	63	208
Depreciation	**159**	**5**	**164**	124	21	145
Impairment of fixed assets	**73**	**-**	**73**	5	-	5
Loss on disposal of fixed assets	**1**	**-**	**1**	2	-	2
Goodwill amortisation	**66**	**1**	**67**	32	1	33
Movement in provisions	**-**	**-**	**-**	3	5	8
Non cash element of retirement benefits	**(34)**	**-**	**(34)**	(30)	1	(29)
Stocks	**9**	**(1)**	**8**	(18)	(1)	(19)
Debtors: normal	**23**	**(6)**	**17**	35	(4)	31
Proceeds from securitised debtors	**21**	**-**	**21**	-	-	-
Creditors	**55**	**-**	**55**	(21)	(4)	(25)
Movement in working capital	**108**	**(7)**	**101**	(4)	(9)	(13)
Share of profits less losses	**(10)**	**-**	**(10)**	(3)	-	(3)
Dividends received	**2**	**-**	**2**	-	-	-
Associated undertakings	**(8)**	**-**	**(8)**	(3)	-	(3)
Cash flow from operating activities	**504**	**24**	**528**	274	82	356

RECONCILIATION OF CASH FLOW TO MOVEMENTS IN NET BORROWINGS
For the year ended 31 December

	2001 £m	2000 £m
Net borrowings at 1 January	**(2,060)**	(606)
Currency fluctuations	**(19)**	(91)
Decrease in cash	**(33)**	(14)
Movement in liquid resources	**2**	(21)
Movement in financing excluding share capital changes	**751**	(502)
Net borrowings acquired/disposed	**(2)**	(852)
Debt restructuring of Russian operations	**-**	26
Net borrowings as at 31 December	**(1,361)**	(2,060)

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
For the year ended 31 December

	2001 £m	2000 £m
Profit for the financial year	**160**	10
Currency fluctuations:		
Intangible fixed assets	**(9)**	19
Tangible fixed assets	**5**	34
Net borrowings	**(19)**	(91)
Other net assets	**(3)**	(5)
	(26)	(43)
Attributable taxation on currency fluctuations	**3**	-
	(23)	(43)
Total recognised gains and losses for the financial year	**137**	(33)

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS
For the year ended 31 December

	2001 £m	2000 £m
At 1 January	**661**	667
Profit for the financial year	**160**	10
Dividends	**(70)**	(64)
Retained profit/(loss) for the financial year	**90**	(54)
Currency fluctuations	**(23)**	(43)
Issue of ordinary share capital under placing	**107**	-
Issue of ordinary share capital under share option schemes	**8**	2
Redemption of non equity B shares	**-**	(3)
Goodwill written off on business disposals	**118**	92
At 31 December	**961**	661

NOTES

1 Basis of preparation

The Accounts are prepared under the historical cost convention and in accordance with applicable accounting standards.

In preparing the Accounts, the following restatements have been made to the corresponding amounts:

a The Accounts have been restated to reflect the discontinuance of the Release, DSI, US Metallising and Chartham Papers divisions from the Coated Films and Papers Sector, MiTek from the Building and Engineering Sector and Cartons Puerto Rico from "Disposals and businesses for sale".

b The segment analysis and exceptional items have been restated to reflect the movement into "Disposals and businesses for sale" of the Image Products division from the Coated Films and Papers Sector, TBS Engineering from the Building and Engineering Sector, Metallising Australia, Combibloc and Flexibles Lakeville from Plastic Packaging and La Ciotat and Rexam Japan from Beverage Packaging.

The principal exchange rates used in the Accounts are:

	2001 Average	2001 Closing	2000 Average	2000 Closing
US dollar	**1.44**	**1.45**	1.52	1.49
Euro	**1.61**	**1.64**	1.64	1.59

The consolidated profit and loss account and consolidated cash flow statement for the year ended 31 December 2001 and the consolidated balance sheet at 31 December 2001 do not constitute statutory accounts as defined by section 240 of the Companies Act 1985. They are extracted from the full statutory accounts for the year ended 31 December 2001 which have been approved by a duly constituted Committee of the Board of Directors on 7 March 2002, but which have not been delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985.

2 Segment analysis

In the following segment analysis, return on sales is based upon operating profit before goodwill amortisation and exceptional items divided by turnover. Net assets comprise total *assets less current liabilities, creditors falling due after more than one year and provisions for* liabilities and charges, excluding net borrowings.

2 Segment analysis (continued)

Sector analysis

2001	Turnover £m	Operating profit before goodwill amortisation and exceptional items £m	Operating profit £m	Return on sales %	Net assets before goodwill £m	Net assets £m
Beverage Packaging	**2,306**	**214**	**133**	**9.3**	**795**	**1,934**
Plastic Packaging	**725**	**50**	**30**	**6.9**	**369**	**426**
Consumer Packaging	**3,031**	**264**	**163**	**8.7**	**1,164**	**2,360**
Retirement benefits	**-**	**33**	**33**	**-**	**35**	**35**
	3,031	**297**	**196**	**9.8**	**1,199**	**2,395**
Taxation and dividends	**-**	**-**	**-**	**-**	**(114)**	**(114)**
Ongoing operations	**3,031**	**297**	**196**	**9.8**	**1,085**	**2,281**
Disposals and businesses for sale	**321**	**10**	**(57)**	**3.1**	**66**	**66**
Continuing operations	**3,352**	**307**	**139**	**9.2**	**1,151**	**2,347**
Discontinued operations	**136**	**26**	**25**	**19.1**	**-**	**-**
	3,488	**333**	**164**	**9.5**	**1,151**	**2,347**

2000						
Beverage Packaging	1,229	107	56	8.7	938	2,133
Plastic Packaging	677	38	20	5.6	388	441
Consumer Packaging	1,906	145	76	7.6	1,326	2,574
Retirement benefits	-	35	35	-	(46)	(46)
	1,906	180	111	9.4	1,280	2,528
Taxation and dividends	-	-	-	-	(114)	(114)
Ongoing operations	1,906	180	111	9.4	1,166	2,414
Disposals and businesses for sale	385	34	34	8.8	201	201
Continuing operations	2,291	214	145	9.3	1,367	2,615
Discontinued operations	493	64	63	13.0	107	128
	2,784	278	208	10.0	1,474	2,743

The interest and amortisation of variations with respect to retirement benefits included in operating profit have not been allocated to the business sectors because the Board consider it more meaningful to show them separately. Had they been allocated, the allocation would have been based on net assets and would have resulted in the following allocations: Beverage Packaging £23m (2000: £25m) and Plastic Packaging £10m (2000: £10m).

NOTES (continued)

2 Segment analysis (continued)

Geographic analysis

2001	Turnover £m	Operating profit before goodwill *amortisation* and exceptional items £m	Operating profit £m	Return on sales %	Net assets before goodwill £m	Net assets £m
United Kingdom and Ireland	**562**	**46**	**17**	**8.2**	**233**	**463**
Continental Europe	**1,096**	**131**	**95**	**12.0**	**514**	**919**
The Americas	**1,546**	**89**	**(11)**	**5.8**	**401**	**914**
Rest of the world	**148**	**8**	**5**	**5.4**	**82**	**130**
Retirement benefits	**-**	**33**	**33**	**-**	**35**	**35**
Taxation and dividends	**-**	**-**	**-**	**-**	**(114)**	**(114)**
Continuing operations	**3,352**	**307**	**139**	**9.2**	**1,151**	**2,347**
Discontinued operations	**136**	**26**	**25**	**19.1**	**-**	**-**
	3,488	**333**	**164**	**9.5**	**1,151**	**2,347**

2000						
United Kingdom and Ireland	436	22	(3)	5.0	333	586
Continental Europe	852	100	84	11.7	565	988
The Americas	893	47	21	5.3	521	1,042
Rest of the world	110	10	8	9.1	108	159
Retirement benefits	-	35	35	-	(46)	(46)
Taxation and dividends	-	-	-	-	(114)	(114)
Continuing operations	2,291	214	145	9.3	1,367	2,615
Discontinued operations	493	64	63	13.0	107	128
	2,784	278	208	10.0	1,474	2,743

The interest and amortisation of variations with respect to retirement benefits included in operating profit have not been allocated to the geographic regions because the Board consider it more meaningful to show them separately. Had they been allocated, the allocation would have been based on net assets and would have resulted in the following allocations: United Kingdom and Ireland £6m (2000: £7m), Continental Europe £14m (2000: £13m), the Americas £11m (2000: £12m) and the rest of the world £2m (2000: £3m).

3 Exceptional items

	2001 £m	2000 £m
Exceptional items included in operating profit - continuing operations		
ANC acquisition and integration costs	**(8)**	(22)
Reorganisation costs	**(21)**	(10)
Fixed asset impairment	**(73)**	(5)
Exceptional items included in operating profit	**(102)**	(37)
Disposal of businesses:		
Profit before attributable goodwill	**330**	36
Attributable capitalised goodwill written off	**(32)**	(8)
Attributable goodwill in reserves written off	**(118)**	(92)
	180	(64)
Continuing operations	**(7)**	5
Discontinued operations	**187**	(69)
	180	(64)

4 Ordinary dividends on equity shares

	2001 £m	2000 £m
2001 proposed final dividend of 9.2p payable 5 June 2002	**39**	-
2001 interim dividend of 6.7p paid 5 November 2001	**26**	-
2000 final dividend of 8.7p paid 3 July 2001	**-**	34
2000 interim dividend of 6.4p paid 6 November 2000	**-**	25
	65	59

NOTES (continued)

5 Earnings per share

	2001 pence	2000 pence
Earnings per ordinary share (basic):		
Before goodwill amortisation and exceptional items	**36.6**	33.9
Including goodwill amortisations and exceptional items	**39.4**	1.3
Earnings per ordinary share (diluted):		
Before goodwill amortisation and exceptional items	**35.3**	33.0
Including goodwill amortisation and exceptional items *	**37.9**	1.3

Earnings	2001 £m	2000 £m
Profit attributable to ordinary shareholders before goodwill amortisation and Exceptional items	**144**	133
Dilution on conversion of preference shares	**5**	5
On a diluted basis	**149**	138
Profit attributable to ordinary shareholders including goodwill amortisation and Exceptional items	**155**	5
Dilution on conversion of preference shares*	**5**	5
On a diluted basis	**160**	10

	2001 Number millions	2000 Number millions
Average number of shares:		
Average number of shares in issue for the year	**393.1**	392.9
Dilution on conversion of preference shares*	**24.4**	24.4
Dilution on exercise of outstanding share options*	**4.9**	1.5
On a diluted basis	**422.4**	418.8
Number of shares in issue at 31 December 2001	**430.5**	396.4

* There was no dilution in 2000 arising from the conversion of preference shares or the exercise of outstanding share options.

6 Goodwill

Since 1998 goodwill arising on acquisitions has been capitalised on the balance sheet and amortised through the profit and loss account over its useful economic life, a period not exceeding twenty years. The principal acquisitions made in this period have been ANC, PLM and Der Kwei which, together with some smaller purchases, result in an amortisation charge to the profit and loss account of £67m in 2001. The goodwill capitalised on the balance sheet at December 2001 was £1,196m (2000: £1,269m) and is, in the opinion of the Directors, supported by the projected cash flows from the related acquisitions.

Goodwill arising on acquisitions made before 1998 has been eliminated against reserves and therefore does not appear as an asset on the balance sheet. The amount in respect of businesses owned at December 2001 is £522m of which £166m relates to Rexam Image Products . In accordance with accounting standard FRS3 "Reporting financial performance" and Rexam's normal accounting procedures, goodwill will be recognised in the profit and loss account as and when any related businesses are sold. It will have no effect on either equity or borrowings.

7 Retirement benefits

(a) Funded defined benefit pension schemes

While Rexam operates a number of funded defined benefit pension schemes throughout the world, there are two schemes of dominant importance. The pension scheme based in the United Kingdom has been operated by the Group for many years. It is valued on a triennial basis, with the last valuation undertaken in April 2000 when a surplus of £313m was reported by the actuaries. The other major scheme has been operated by ANC in the United States. When Rexam acquired ANC in 2000, the scheme was valued and showed a surplus of £171m. Both valuations were on the basis of market values. A summary of all funded defined benefit pension schemes in Rexam is set out below.

	£ m
2000 actuarial valuations used in preparation of the 2001 accounts:	
Assets	2,759
Liabilities	(2,243)
Actuarial surplus	516
Recognised on the balance sheet:	
At 31 December 2001	**353**
At 31 December 2000	312

7 Retirement benefits (continued)

The regular cost of providing funded defined benefit pensions for current employees was £24m, which has been charged in the profit and loss account as an operating expense. Due to the substantial surpluses that exist within the schemes, the Group is enjoying a pension holiday of £19m, as contributions paid during the year were only £5m.

	2001 £m	2000 £m
Regular cost of current employees charged in the businesses	**24**	24
Cash contributions	**(5)**	(6)
Pension holiday	**19**	18

The funds will be formally valued again in 2003 in accordance with normal practice. However, as required by the new accounting standard, FRS17 "Retirement benefits", which will be fully adopted by Rexam in 2003, all the funds have been estimated as at December 2001. At that date the surplus on funded defined benefit schemes had declined to £139m.

(b) Other pension schemes

In addition to the funded defined benefit pension schemes discussed above, the Group operates various other unfunded defined benefit and defined contribution pension schemes. Cash contributions made during the year were £9m (2000: £8m).

(c) Retirement medical schemes

Rexam operates retirement medical schemes in the United States. The principal scheme was inherited by the Group on the acquisition of ANC in 2000. A summary of all retirement medical schemes in Rexam is set out below.

	2001 £m	2000 £m
Present value of liabilities	**253***	270
Recognised on the balance sheet	**272**	269
Payments of medical benefits for retired members	**23**	10

* Following Rexam's acquisition of ANC, a number of the benefits have been reappraised and members' contributions increased. This resulted in a reduction of the liability during 2001.

NOTES (continued)

8 A copy of the information to be provided to financial analysts is available on request from the Company Secretary, Rexam PLC, 4 Millbank, London SW1P 3XR.

REXAM 02 APR -2 AM 8:49 PRESS RELEASE

Rexam sharpens focus on chosen Consumer Packaging markets

Rexam PLC, the global consumer packaging company, announces that it has reached agreement to sell its 70% shareholding in Rexam Combibloc Ltd to its joint venture partner, the SIG Group of Switzerland. The sale is subject to regulatory approval. The partners value Combibloc at £22m on a cash free, debt free basis, of which 70% is attributable to Rexam. The sale proceeds will be used to reduce debt.

Rexam Combibloc was originally set up in 1974 to supply the UK market with liquid cartons packaging systems for fresh and aseptically packaged products. In 2001, the business had sales of £28m (unaudited). With the gathering trend towards pan European markets, the strategy of the business is better served by its integration into SIG Combibloc's global operations.

Commenting on the sale, Rolf Börjesson, Rexam's Chief Executive, said: "Rexam's strategy is to strengthen its global position in its chosen markets of Beverages, Healthcare, Beauty and Food. Rexam Combibloc has for many years been a successful joint venture but, as a solely UK focused business, it is not in line with our strategy."

21 February 2002

Enquiries

Rolf Börjesson, Chief Executive 020 7227 4100
Michael Hartnall, Finance Director
Per Erlandsson, Director Corporate Communications

Financial Dynamics
Richard Mountain/David Yates 020 7269 7291

REXAM PRESS RELEASE

Rexam's completes disposal of German beverage can making plant

Rexam PLC, the global consumer packaging company, has completed the disposal of its beverage can making plant in Gelsenkirchen, Germany, for a consideration of Euro 65 million, of which Euro 5 million is in cash and Euro 60 million in loan notes, as announced in December 2001.

21 January 2002

Enquiries
Per Erlandsson, Director Corporate Communications 020 7227 4100

Financial Dynamics
Richard Mountain 020 7269 7186

REXAM

PRESS RELEASE

Rexam completes acquisition of Beauty Pumps business

Rexam PLC, the global consumer packaging company, announces that it has completed the acquisition of Crown Cork & Seal's beauty pumps business in Thomaston, USA, for a cash consideration of £75 million subject to net asset and other adjustments, as announced in December 2001.

23 January 2002

Enquiries

Per Erlandsson, Director Corporate Communications 020 7227 4100

Financial Dynamics

Richard Mountain 020 7269 7291

REXAM PRESS RELEASE

Rexam divests third European beverage can making plant to complete undertaking to EC

Rexam PLC, the global consumer packaging company, announces that, pursuant to its undertakings to the European Commission (EC), it has reached agreement to dispose of its Gelsenkirchen beverage can making plant in Germany to a private investor group for a consideration of Euro 65 million, subject to EC approval.

The consideration comprises an initial cash payment of Euro 5 million, a Senior Loan Note for Euro 42 million repayable over six years, which can be sold by Rexam if not refinanced within two years, and a Vendor Note for Euro18 million repayable over 10 years.

Following the purchase of American National Can in July 2000 Rexam agreed to divest three beverage can making plants in Europe to meet the EC's directive. The sale of the two other plants in Runcorn, UK, and La Ciotat, France, was completed in October 2001.

The cash element of the proceeds from the sale will be used to pay down Rexam's borrowings.

14 December 2001

Enquiries

Rolf Börjesson, Chief Executive 020 7227 4100
Michael Hartnall, Finance Director
Per Erlandsson, Director Corporate Communications

Financial Dynamics

David Yates 020 7269 7291
Richard Mountain

REXAM PRESS RELEASE

Proposed acquisition of Crown Cork & Seal's beauty pumps business for US$ 107.3 million

Rexam PLC, the global consumer packaging company, announces that it has agreed to acquire through an asset purchase Crown Cork & Seal's ("CCK") beauty pumps business ("Beauty Pumps"). The consideration will be US$107.3 million (£75 million) in cash subject to net asset and other adjustments. The acquisition is subject only to regulatory approval.

Rexam will finance the acquisition through an issue of 31 million new ordinary shares in Rexam which have already been conditionally placed by Hoare Govett. The placing will raise approximately US$156 million (£108.5 million). The balance of the funds raised through the placing will be used to reduce debt including that taken on to finance the recent acquisitions of a Czech beverage can making plant (Ejpovice) and a Danish thin wall plastic container manufacturer (Danapak) for an aggregate consideration of approximately US$46 million (£32 million).

Acquisition of Beauty Pumps

- Beauty Pumps is based in Thomaston, Connecticut, USA, and has approximately 300 employees. The business is part of CCK's Health & Beauty plastic packaging, currently trading under the Risdon-AMS name and is the third largest beauty pumps manufacturer in North America.
- Beauty Pumps' product range comprises mainly fine mist pumps, the largest segment of the beauty pumps market. The business has strong proprietary fragrance pump technology and an excellent record of technical innovation and customer service.
- The acquisition opens up the US as a new geographical market for Rexam beauty pumps and enhances Rexam Beauty & Closures' global manufacturing capability. It also provides a platform for increasing sales of Rexam's own pumps in the US and accelerating sales of Beauty Pumps' product range in Europe.
- Beauty Pumps and Rexam have complementary customers, technical skills and manufacturing capabilities, each of which are expected to provide revenue generating opportunities. The businesses will trade under the name Rexam Dispensing Systems.

- For the year ended 31 December 2000, Beauty Pumps reported the following (after deducting sales, general and administration costs):

	$ million	£ million*
Sales	55	38
EBITA**	15	10
Net assets	22	15

*Based on exchange rate of £1:US$1.44
**Earnings before interest, tax and amortisation

- Between1998 and 2000, Beauty Pumps' sales have grown at an average rate of 5 per cent per annum, in line with the market, a rate of growth that Rexam expects to continue into the future.
- Following a strong performance in 2000, Beauty Pumps has faced a slowdown in sales and profits in the second half of 2001 as a result of the 11 September terrorist attacks in the US and the resultant drop in travel and tax free sales. Trading conditions are expected to improve in 2002, which is anticipated to lead to a resumption in revenue growth.
- The acquisition is expected to cover its cost of capital and to be earnings enhancing, before goodwill amortisation, in 2002.

Background to and reasons for the acquisition

Over the past five years, Rexam has focused on building a strong presence in consumer packaging through a strategy of acquisition and divestment and by focusing on segments where it can establish a strong global or regional presence. Today it provides consumer packaging solutions for customers primarily in the beverage, beauty, healthcare and food industries. Its goal is to be the leading consumer packaging group in each of its chosen market segments, large enough to provide excellent service to its customers and to be a major customer to its suppliers. Major acquisitions include Der Kwei, the beauty packaging manufacturer in 1998, PLM, the European beverage packaging company in 1999 and American National Can, the global beverage can maker in 2000.

The acquisition of Beauty Pumps is consistent with Rexam's strategy to grow its Beauty & Closures business globally. Within Rexam Beauty & Closures, Rexam Dispensing Systems has experienced solid growth in beauty pumps, comprising miniature spray samplers, fine mist and lotion pumps, but is still largely a European business. The majority of Beauty Pumps' sales are in North America and the acquisition will complement Rexam's existing European position in beauty pumps, providing a strong platform for growth in the US market.

The two businesses have complementary customers, technology and products, which will provide opportunities to cross sell products. In particular, the combination of Beauty Pumps'

strong proprietary technology with Rexam's is expected to result in significant revenue opportunities.

Rexam currently has 9 per cent of the worldwide market for beauty pumps while Beauty Pumps has 6 per cent. The acquisition will significantly strengthen Rexam's position as the third largest player in this global market, a position that Rexam intends to develop further.

The acquisition is expected to cover its cost of capital and to be earnings enhancing, before goodwill amortisation, in 2002.

Credit Suisse First Boston acted as financial adviser to Rexam in respect of the acquisition.

Current trading

Rexam's half year report, released on 30 August 2001, showed an 11 per cent improvement in operating profits, before goodwill amortisation and exceptional items, from ongoing businesses on a pro forma basis. It stated that the group looked forward to building on this strong position.

Performance since that date has remained on track, with some weakness in one of the non core businesses, which is for sale, offset by a robust performance in consumer packaging, especially in beverage cans, where the pricing outlook in the US gives grounds for encouragement.

Rexam's disposal programme continues. On 12 December it announced the sale of its minority shareholding in a Japanese beverage can plant for a consideration of US$22 million (£15 million). Negotiations for the sale of its beverage can plant in Gelsenkirchen in Germany are well advanced, and talks continue on the sale of two remaining non core businesses, Rexam Image Products and TBS. Rexam continues to target gross disposal proceeds in the region of US$1,150 million (£800 million) from this programme and to date has realised US$990 million (£690 million).

Commenting on today's announcement, Rolf Börjesson, Rexam's Chief Executive, said: "The acquisition of Crown Cork & Seal's Beauty Pumps business is a unique opportunity to grow our Beauty & Closures operations in the United States. There is an excellent geographic fit with our existing businesses to add to our global reach. It also brings good technical skills and a customer base complementary to our own. We continue to seek opportunities to strengthen our position in our target markets and to provide an improved level of service to our customers."

13 December 2001

Enquiries

Rexam

Rolf Börjesson, Chief Executive	020 7227 4100
Michael Hartnall, Finance Director	
Per Erlandsson, Director Corporate Communications	
Financial Dynamics	
Richard Mountain/David Yates	020 7269 7291
Hoare Govett	
Corporate Finance	
Nigel Mills/Will Coleman/Antonia Rowan	020 7678 8000
Credit Suisse First Boston	
Ashley Whittome/Asim Mullick	020 7888 8888

Notes to Editors

Rexam is one of the world's top five consumer packaging groups and the world's No 1 beverage can maker. Its global operations focus on beverage packaging in metal, glass and plastic, and plastic packaging solutions for the beauty, healthcare, and food industries around the world. Within its consumer packaging activities, the Rexam Group employs some 22,000 people in around 20 countries worldwide and has an ongoing turnover of approximately $4.0 billion (£3.0 billion).

This press release is not an offer for sale of securities in or into the United States, Canada, Japan, Australia or the Republic of Ireland or in any other jurisdiction. Any securities issued may not be offered or sold in or into the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended.

Credit Suisse First Boston (Europe) Limited, which is regulated in the UK by The Financial Services Authority, is acting for Rexam and no one else in connection with the acquisition, and will not be responsible to anyone other than Rexam for providing the protections afforded to customers of Credit Suisse First Boston (Europe) Limited nor for giving advice in relation to the acquisition.

Hoare Govett Limited, which is regulated in the UK by the Financial Services Authority, acted for Rexam and no one else in connection with the placing, and will not be responsible to anyone other than Rexam for providing the protections afforded to customers of Hoare Govett nor for giving advice in relation to the placing.

Certain statements in this press release relating to the completion and success of the acquisition are forward looking statements. By their nature, forward looking statements involve a number of risks, uncertainties and assumptions which could cause actual results to differ materially from those expressed in or implied by the forward looking statements. These include, among other factors, securing all necessary governmental and other approvals, the satisfaction of all the conditions of the acquisition, changing business or other market conditions and the success of the business combination as planned by the parties. These and other factors could adversely affect the outcome and financial effects of the plans and events described herein. Forward looking statements contained in this press release regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. None of Rexam, Beauty Pumps or Hoare Govett undertakes any obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward looking statements, which speak only as of the date of this press release.

Non Execs

REXAM PRESS RELEASE

Rexam sells its shareholding in Japanese beverage can making plant

Rexam PLC, the global consumer packaging company, announces that it has sold its 24.5% shareholding in the Japanese beverage can making company, Nippon National Seikan Co. Ltd, to Asahi Breweries, the owner of the other outstanding shares, for a cash consideration of £15 m.

The proceeds from the sale will be used to pay down Rexam's borrowings.

12 December 2001

Enquiries

Rolf Börjesson, Chief Executive — 020 7227 4100
Michael Hartnall, Finance Director
Per Erlandsson, Director Corporate Communications

Financial Dynamics

David Yates — 020 7269 7291
Richard Mountain

Rexam is one of the world's top five consumer packaging groups and the world's No 1 beverage can maker. Its global operations focus on beverage packaging in metal, glass and plastic, and plastic packaging solutions for the beauty, healthcare, and food industries around the world. Within its consumer packaging activities, the Rexam Group employs some 22,000 people in around 20 countries worldwide, and has an ongoing turnover of approximately £3.0 billion.

REXAM PRESS RELEASE

Rexam continues focus on chosen Consumer Packaging markets

Rexam PLC, the global consumer packaging company, announces that it has reached agreement to sell its flexible plastic packaging business in Lakeville, Minnesota, USA, to Sunbelt Manufacturing, Inc., a business division of Tyco Plastics, L.P. for a cash consideration of US$12 million subject to net asset adjustments.

The Lakeville facility produces blown film primarily for the construction and industrial markets. The production of flexibles for medical packaging by Rexam Medical Packaging operations in the US continues to be a core part of the Rexam worldwide business.

Commenting on the sale, Rolf Börjesson, Rexam's Chief Executive, said: "Rexam continues its strategy to strengthen its global position in its chosen markets of Beverages, Healthcare, Beauty and Food. We are continually reviewing our portfolio of businesses, and where we have determined that we are not going to develop our position we will divest to achieve better value for our shareholders."

20 November 2001

Enquiries

Rolf Börjesson, Chief Executive 020 7227 4100
Michael Hartnall, Finance Director
Per Erlandsson, Director Corporate Communications

Financial Dynamics

Richard Mountain 020 7269 7291

REXAM PRESS RELEASE

Change in ADR ratio and CUSIP number

Rexam PLC, the global consumer packaging company, announces a change in the ratio and CUSIP number for its Nasdaq-listed American depositary receipts (ADRs).

ADR effective date:	October 23, 2001
Symbol:	REXMY
Interim Symbol:	REXMD (October 23 – November 19, 2001)
Exchange:	Nasdaq
Old ratio:	1 ADR: 1 ordinary share
New ratio:	1 ADR: 5 ordinary shares
Old CUSIP:	761655 30 7
New CUSIP:	761655 40 6
Share class:	Ordinary shares
Country of incorporation:	United Kingdom
Industry:	Paper & packaging
Depositary:	Morgan Guaranty Trust Company of New York
Custodian:	Morgan Guaranty Trust Company of New York, London

To effect this ratio change, ADR holders will be required to exchange their existing ADRs for new ADRs on the basis of one (1) new ADR for every five (5) ADRs surrendered. If the aggregate number of ADRs to which a holder is entitled results in a fractional ADR, such fractions will be sold and the net proceeds, if any, will be distributed to such holder. Letters of transmittal will be mailed to ADR holders requesting the surrender of existing ADRs in exchange for new ones.

6 November 2001

Enquiries

Michael Hartnall, Finance Director 020 7227 4100
Per Erlandsson, Director Corporate Communications

Financial Dynamics

Richard Mountain 020 7269 7291

Rexam is one of the world's top five consumer packaging groups and the world's No 1 beverage can maker. Its global operations focus on beverage packaging in metal glass and plastic, and plastic packaging solutions for the beauty, healthcare, and food industries around the world. By striving to be best in its industry and understanding customers' opportunities and packaging needs, Rexam will generate profit and growth for the benefit of all its stakeholders. Within Consumer Packaging, the Rexam Group employs some 22,000 people in around 30 countries worldwide, and has an ongoing turnover of approximately £3.0 billion. Rexam ordinary shares trade on the London Stock Exchange under the symbol REX. For further information, visit Rexam's website at www.rexam.com